UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 and this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission.

CONTENTS

Entry into a Material Definitive Agreement.

On March 25, 2024, Check-Cap Ltd. (the “Company”, or “Check-Cap”), entered into a business combination agreement (the “BCA”) with Nobul AI Corp., an Ontario corporation (“Nobul”).

Pursuant to the BCA, (a) a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into the Company (the “Merger”), with Check-Cap surviving the Merger as a direct, wholly owned subsidiary of Nobul.

At the effective time of the Merger (the “Merger Effective Time”) (a) each Check-Cap ordinary share issued and outstanding immediately prior to the Merger Effective Time (other than treasury, dormant shares or Check-Cap Excluded Shares (as defined in the BCA)) will automatically convert into a number of common shares in the capital of Nobul (“Nobul Common Shares”) equal to the Nobul Exchange Ratio (as defined in the BCA), (b) each Check-Cap option, unvested RSU and CLA warrant that is outstanding immediately prior to the Merger Effective Time will automatically expire, (c) each vested Check-Cap RSU that is outstanding and unsettled immediately prior to the Merger Effective Time shall automatically convert into Nobul Common Shares based on the number of Check-Cap ordinary shares underlying the RSUs and the Nobul Exchange Ratio, and (d) any outstanding and unexercised warrants with a change of control redemption feature that are not redeemed in accordance with their terms will be complied with by Nobul in accordance with their terms.

Under the exchange ratio formula in the BCA, upon the closing of the transactions contemplated under the BCA, Check-Cap security holders are expected to own approximately 15% of Nobul while Nobul security holders are expected to own approximately 85% of Check-Cap, on a fully diluted basis and assuming that Check-Cap meets certain net cash targets, the ownership percentages may be subject to adjustments based on Check-Cap’s net cash at closing.

The BCA contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite approvals of the security holders of Check-Cap and Nobul, indemnification of directors and officers, and Check-Cap’s and Nobul’s conduct of their respective businesses between the date of signing of the BCA and the closing.

The closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the registration statement on Form F-4 referred to in the BCA been declared effective by the SEC, (ii) the required approvals by the Check-Cap shareholders of the Merger, (iii) Nasdaq listing approval with respect to Nobul Common Shares having been obtained, and the Nobul Common Shares to be issued in connection with the Merger pursuant to the BCA having been approved for listing (subject to official notice of issuance) on Nasdaq, (iv) the approval of the listing of the Nobul Common Shares on the TSX, (v) any waiting period applicable to the consummation of Merger under any applicable antitrust law having expired or been terminated, (vi) at least 50 days having elapsed after the filing of the Israeli merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the Check-Cap shareholder approval and the Israeli Companies Registrar having issued a certificate evidencing the Merger; (vii) the receipt of a no-action letter from the Israeli Securities Authority, (viii) the receipt of certain Israeli tax rulings, and (ix) approval of the Israeli District Court with respect to the distribution of Check-Cap cash following the closing.

The BCA contains provisions granting both Check-Cap and Nobul the right to terminate the BCA for certain reasons, including, among others, (i) the Merger not having been consummated by December 31, 2024 (subject to certain exceptions and to potential automatic extension), (ii) any governmental authority having issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there having been a material breach of any of the representations, warranties, covenants or agreements set forth in the BCA by a party to the BCA.

After the closing, management of Nobul is expected remain unchanged while the board of directors of the Check-Cap shall consist of individuals designated by Nobul.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the BCA, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The BCA is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Check-Cap or Nobul or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the BCA were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the BCA, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Check-Cap, Nobul, or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the BCA, which subsequent information may or may not be fully reflected in public disclosures by Check-Cap and Nobul. The BCA should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the registration statement that Nobul will file in connection with the Merger, as well as in the other filings that each of Check-Cap and Nobul make with the SEC.

Participants in the Solicitation

Check-Cap, Nobul and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the Merger. Information about Check-Cap’s directors and executive officers is set forth in Check-Cap’s SEC filings. Information about Nobul’s directors and executive officers will be set forth in the registration statement and prospectus (when available). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the Merger, will be set forth in the registration statement, the prospectus, the proxy statement and other relevant materials to be filed or submitted with the SEC and relevant Canadian securities commissions (as applicable) when they become available. Investors, Nobul security holders and Check-Cap security holders should read the registration statement, the prospectus and the proxy statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: March 27, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

EXHIBIT INDEX

99.1	Business Combination Agreement dated March 25, 2024, by and among Check-Cap Ltd. and Nobul AI Corp.
99.2	Press release dated March 25, 2024.